AV Therapeutics, Inc.
20 East 68th Street, Suite 204
New York, NY 10065

         January 31, 2014
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   H. Roger Schwall, Assistant Director

                      Re:        AV Therapeutics, Inc.
Form 8-K
Filed January 31, 2013
File No. 333-178789

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) as  set  forth  in  a  comment  letter dated January 16, 2014 relating to the above-referenced Form 8-K of AV Therapeutics, Inc. (the "Company")  The answers set forth herein refer to each of the Staff’s comments by number.

General

1.	Please define at the place of first usage all acronyms or abbreviations used throughout your filing. For example, you have not defined the term “IND” referenced on page 20.

Response:

The 8-K has been revised to define at the place of first usage all acronyms or abbreviations in accordance with the Staff’s comment.

Business, page 16

2.
Please revise to clarify your involvement in the development of your drug product, and to clarify the involvement of the referenced third-party researchers. Please also revise to identify any material relationships that your management has with such third-party researchers.

Research:

The 8-K has been revised to clarify the Company’s involvement in the development in its drug product, to clarify the involvement of the referenced third-party researchers, and to identify any material relationships that the Company’s management has with such third-party researchers in accordance with the Staff's comment.

Patent Details, page 18

3.	Please disclose the duration of U.S. patent 10,378,449 and U.S. patent 10,379,462. See Item 101(h)(4)(vii) of Regulation S-K.

Response:

The duration of the patents has been added in accordance with the Staff’s comment.

Financial Statements, page 38

General

4.
Please revise your statements of changes in stockholders deficiency and present loss per share calculations consistent with SAB Topic 4:C. That is, share activity of AV Therapeutics, Inc. should be recast using the ratio of shares issued by Merica Corp. over the shares of AV Therapeutics, Inc. that were outstanding immediately prior to the exchange, similar to a stock split. In addition, please provide additional disclosure in the notes to historical financial statements to reference this presentation and ensure your auditors make any necessary updates to their report.

Response:

As the Company’s counsel discussed with the Staff, no changes are required with respect to this comment.

Exhibits

5.	Please re-file the assignment and assumption agreement filed as Exhibit 10.9 to include Exhibit A to such agreement.

Response:

Exhibit 10.9 has been re-filed in accordance with the Staff’s comment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ Abraham Mittelman
Chief Executive Officer